Marc Adesso
Akerman LLP
500 West 5th Street
Suite 1210
Austin, TX 78701

marc.adesso@akerman.com

December 6, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn: Uwem Bassey and Jan Woo

Re:	iOThree Limited Draft Registration Statement on Form F-1 Submitted October 20, 2023 File No: 377-06926

Dear Mr. Bassey and Ms. Woo:

iOThree Limited (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2023 (the “DRS”). On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, we have confidentially submitted today with the Commission Amendment No. 1 to the DRS (the “Amendment”).

Draft Registration Statement on Form F-1 Submitted October 20, 2023

Cover Page

1.	You state that if your listing application to Nasdaq is not approved, this offering may not be completed. Please disclose clearly whether the offering is contingent upon approval of the Nasdaq listing application. Also, disclose whether the offering by the Reselling Shareholders is contingent upon the initial public offering of the company.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure to better clarify that the Company’s initial public offering is contingent upon approval of the Company’s Nasdaq listing application, and that the offering by the Reselling Shareholders is contingent upon the closing of the Company’s initial public offering.

akerman.com

iOThree Limited

December 6, 2023

2.	Please disclose the percentage of shares that will be held by your founder and Chief Executive Officer, Eng Chye Koh, that will result in your controlled company status.

RESPONSE: As of December 6, 2023, Mr. Koh is deemed to beneficially own 80,040 ordinary shares of the Company, or approximately 80% of the voting power of the Company’s issued and outstanding capital stock. As discussed in the Amendment, the Company’s shareholders intend to adopt an Amended and Restated Memorandum and Articles of Association, which will become effective and replace the Company’s current memorandum and articles of association in its entirety immediately prior to the completion of this offering. As part of that amendment and restatement, the Company’s authorized share capital will be increased to allow for a public offering at a reasonable price per share. Correspondingly, the Company’s pre-existing shareholders will be proportionally issued shares so that Mr. Koh will continue to beneficially own ordinary shares equal to 80% of the voting power of the Company’s issued and outstanding capital stock. While the specific post-offering number of ordinary shares and voting percentages are still being determined in conjunction with the Company’s underwriter, it is anticipated that after the consummation of the transactions contemplated in the Amendment, Mr. Koh will beneficially own an amount of ordinary shares of the Company equal to approximately 69% of the Company’s total issued and outstanding stock. As such percentage is more than 50% of the voting power of the Company’s issued share capital, the Company believes that even after its initial public offering is consummated, it will be deemed a “controlled company” within the meaning of the Nasdaq Listing Rules.

Risk Factors

Market and Industry Data, page ii

3.	We note your references throughout the prospectus to a report from Frost & Sullivan. Please disclose the date of the report and whether the report was commissioned by the company in connection with this offering.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure to reflect that the Company commissioned the report from Frost & Sullivan, with such report being dated November 28, 2023.

Prospectus Summary, page 1

4.	Please disclose the basis for your statement that you are a leading provider of maritime digital technologies. In this regard, we note your disclosure that you are an early stage company. Clarify the criteria on which you based this statement, such as revenue or market share.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure accordingly.

iOThree Limited

December 6, 2023

Risk Factors, page 12

5.	Please add a risk factor discussing the risks and uncertainties related to your reliance on a small number of suppliers. We note that your disclosure that your top five suppliers contributed approximately 60.7% and 58% of the total cost of sales of your company respectively in fiscal years 2023 and 2022. Describe the material terms of any material agreements that you have with these suppliers.

RESPONSE: The Company notes the Staff’s comment and has added a risk factor discussing the risks and uncertainties related to its reliance on a small number of suppliers. The Company has also revised its disclosure accordingly.

Our estimates, including market opportunity estimates and market growth forecasts..., page 15

6.	We note your statement regarding market data used in the prospectus cautioning investors not to place “undue weight” or “undue reliance” to estimates. These statements appear to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this risk factor and your disclosure under Market and Industry Data or specifically state that you are liable for all information in the registration statement.

RESPONSE: The Company notes the Staff’s comment and has revised the relevant risk factor, as well as its disclosure under the section entitled “Market and Industry Data” accordingly.

We generate a significant percentage of our revenue from certain key customers..., page 15

7.	You disclose that your top five customers contributed approximately 39.7% of the total revenue for the year ended March 31, 2023 and that if you fail to deliver upon contracts with these five customers, your revenues and operating results could be materially adversely affected. Please disclose the material terms of your contracts with these customers, including the expiration of those contracts. Also, disclose the amount that you derive from end customers versus distributors. Clarify whether you have relationships with distributors that comprise a material portion of your revenue.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure under the section entitled “Business – Our Customers” accordingly.

iOThree Limited

December 6, 2023

Capitalization, page 37

8.	Revise to give pro forma effect to the accrual of the $293,000 dividend noted on page 36 in a column labeled “Pro forma” and to reflect the payment of the dividend out of the offering proceeds in the “Pro forma As Adjusted” column. Such changes should also be reflected in the dilution section.

RESPONSE: The Company notes the Staff’s comment and has revised both the Capitalization and Dilution sections of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 42

9.	Please disclose the basis for your statement that JARVISS “serves as the lighthouse guiding the maritime industry to new horizons.”

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure accordingly.

Results of Operations

Revenue, page 46

10.	You indicate that the increase in total revenue was mainly due to the expansion of your customer base and that the increase in satellite connectivity solution revenue is due to the increase in the number of vessels subscribed. Please revise to include the number of customers and the number of vessels subscribed at the end of each period presented to provide context to your discussion.

RESPONSE: The Company notes the Staff’s comment. The Company respectfully submits that the increase in total revenue was due to the increase in the number of vessels subscribed instead and has revised its disclosure under Management’s Discussion and Analysis of Financial Condition and Results of Operations accordingly.

11.	You disclose the increase in digitalization and other solutions revenue was primarily due to the increase in revenue generated from the provision of IT support services as a result of the increase in number of new customers as well as increase in demand from existing customers. Please revise to separately quantify how each of these factors contributed to your revenue growth for the periods presented. Similar revisions should be made throughout your results of operations discussion where you identify various factors that impacted your expenses, such as in General and administrative expenses. Also, please refrain from using qualitative terms such as “primarily” in lieu of providing specific quantitative disclosure. Refer to Item 5.A of Form 20-F

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” accordingly.

iOThree Limited

December 6, 2023

Liquidity and Capital Resources, page 48

12.	You disclose that you believe the net proceeds from the offering, together with existing cash and cash equivalents and anticipated cash generated from operating activities will be sufficient to meet your anticipated working capital and expenditures for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available cash resources. Refer to Item 5.B of Form 20-F.

RESPONSE: The Company notes the Staff’s comment and has revised the relevant disclosure accordingly.

Critical Accounting Policies and Estimates, page 51

13.	We note your disclosures here appear to be a duplication of and not a supplement to the description of accounting policies in the notes to the financial statements. Please revise these disclosures to be consistent with the guidance in Item 5.E of Form 20-F.

RESPONSE: The Company notes the Staff’s comment and has revised the relevant disclosure under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” accordingly.

Business

Intellectual Property, page 79

14.	Please provide a discussion of your current intellectual property rights, including the duration of such rights. Discuss the “proprietary rights and technology” that are used in your products. Refer to Item 101(h)(4)(vii) of Regulation S-K.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure under the section entitled “Business” accordingly.

Selling Shareholders, page 92

15.	Please identify all the natural persons who have voting or dispositive power with respect to the shares held by Sakal Capital Pte. Ltd. We note that 49% of the shares held by Sakal Capital Pte. Ltd are beneficially owned by J Superfoods Inc.

RESPONSE: The Company notes the Staff’s comment and has revised the relevant disclosure accordingly.

iOThree Limited

December 6, 2023

Underwriting, page 108

16.	Please revise the table setting forth the underwriters’ compensation to show separately the amounts to be paid by the selling shareholders. Refer to Item 508(e) of Regulation S-K.

RESPONSE: The Company notes the Staff’s comment and has revised the table accordingly.

Consolidated Balance Sheets, page F-3

17.	We note your disclosure on page 36 that a dividend was declared on September 25, 2023. Please revise to provide a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet in the filing.

RESPONSE: The Company notes the Staff’s comment and the pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) has been included in the consolidated financial statements alongside the Company’s historical balance sheet.

Consolidated Statements of Operations and Comprehensive Income, page F-4

18.	Regarding the net income per share calculation, the footnote indicates that net income per share is based on the number of ordinary shares as of the balance sheet date. Please revise your presentation and disclosures to compute net income per share by dividing net income by the weighted-average number of ordinary shares outstanding during each period presented. Refer to ASC 260-10-45-10.

RESPONSE: The Company notes the Staff’s comment and the weighted-average number of ordinary shares has been revised.

19.	Further, your footnote refers to a dilution impact as you issued new shares pursuant to the reorganization exercise and potential issuance of warrants if the holder exercises that right. Please explain to us what is meant by dilution impact and how it is reflected. In this regard, explain specifically what the reorganization “exercise” is and what the potential issuance of warrants is referring to. If there are warrants outstanding, revise your disclosures in the Notes to explain the nature and terms of the warrants, how you account for them and the accounting guidance applied. If “potential issuance of warrants” means there are no warrants issued or outstanding in the periods presented, please explain to us how this impacts the net income per share calculations, or revise.

RESPONSE: The Company notes the Staff’s comment and the note has been removed as there is no impact on net income per share.

iOThree Limited

December 6, 2023

Notes to Consolidated Financial Statements

Note - 2 - Summary of Significant Accounting Policies

Intangible Assets, page F-9

20.	You disclose the perpetual system licenses have infinite useful lives. Please tell us the nature of this asset and explain why you believe these licenses have indefinite useful lives. In this regard, specifically address how you considered the effects of obsolescence, known technological advances, as well as whether you assumed regular maintenance but not enhancements in determining the useful lives of these licenses. Refer to ASC 350-30-35-1 through 35-4.

RESPONSE: The perpetual system license consists of costs incurred in developing the Company’s JARVISS digital platform. Please refer to the reply in no.9 and the section entitled “Business — Our flagship solution — JARVISS” in the prospectus for further detail.

The factors considered in determining the useful lives of our perpetual system license are as follows:

1.	There is no legal, regulatory, contractual limit to the JARVISS digital platform’s useful life because the perpetual system license is owned by the Company.
2.	The importance of the software to the Company’s business operations – JARVISS is a key strategic asset of the Company. The Company believes the ownership of this digital platform is an important factor in differentiating its business from the competitors to provide quality service to its customers.
3.	The availability of support and maintenance for the software – the Company has a team of engineers maintaining the system on a daily basis so as to respond to customers’ needs on a timely basis.
4.	The perpetual system license is typically not subject to obsolescence - The software codes within the JARVISS digital platform undergo continuous maintenance, improvement, and updates. This ongoing process will continue, adapting to technological advancements for as long as it is considered practical for optimal ship operations. Furthermore, JARVISS is a unified platform, seamlessly integrating all information technology/operational technology needs and supporting a variety of digital applications on a singular platform. When there are changes in customers’ demand, the application can be modified and/or new application can be integrated into the JARVISS digital platform to meet customers’ needs on an ongoing basis. As such, we believe that it is not subject to obsolescence in the foreseeable future.

Based on the above, the perpetual system license is determined to have indefinite useful lives. Accordingly, the same has been updated in our consolidated financial statements.

However, the life of the perpetual system license is evaluated whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the license) indicate that it may no longer support the indefinite useful life. When these events occur, the Company will revise the life of the perpetual system license to a finite life accordingly. (Please refer to Impairment of Long-lived Assets under Note 2 of the Company’s consolidated financial statement’s summary of significant accounting policies).

iOThree Limited

December 6, 2023

Revenue Recognition, page F-10

21.	Please revise to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as of the end of the reporting period. Also, include an explanation of when you expect to recognize such amount as revenue on a quantitative basis using time bands or by qualitative information. In this regard, you disclose on page 44 that subscription contracts range from three to five years and are generally non-cancellable. These contracts and any others that are applicable should be considered in this disclosure. Refer to ASC 606-10-50-13.

RESPONSE: The Company notes the Staff’s comment and the unsatisfied performance obligation contracts have been disclosed in Note 6 of the Company’s consolidated financial statements.

Note - 3 - Business Segment and Disaggregation of Revenue, page F-19

22.	Please revise to disclose the factors used to identify your reportable segments, including the basis of organization. Also, disclose the types of products and services from which each reportable segment derives revenue. Refer to ASC 280-10-50-21.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure accordingly. The factors used to identify the reportable segments have been disclosed in Note 2 and the types of products and services have been disclosed in Note 3 of the Company’s consolidated financial statements.

23.	You disclose “operating results” for each reportable segment. Please revise to clarify whether this is the measure of profit or loss reviewed by the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing performance. Also reconcile the total of the reportable segments’ measures of profit to consolidated income before income taxes or consolidated net income, as well as the total reportable segments’ assets and the total reportable segments’ liabilities to the consolidated assets and liabilities, respectively. Further, include any other applicable required segment disclosures. Refer to ASC 280-10-50-22 through 50-31.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure in Note 3 of the Company’s consolidated financial statements accordingly.

Note - 15 Income Taxes, page F-26

24.	You refer to deferred tax assets and liabilities on page F-14; however, you do not disclose those items here. Please revise your disclosures to include the components of net deferred tax liabilities and assets recognized as of March 31, 2023 and 2022, as well as the other required disclosures as specified in ASC 740-10-50-2 through 50-6.

RESPONSE: As of March 31, 2023 and 2022, the Company did not have any significant unrecognized deferred tax assets and liabilities. Correspondingly, disclosure has been included under the Company’s discussion of income taxes in Note 2 of the Company’s consolidated financial statements.

iOThree Limited

December 6, 2023

25.	We note your reconciliation of the statutory income tax rate to the effective income tax rate includes a line labeled “Others”. Please revise to identify the nature and amount of the significant items within this line item. Refer to Rule 4-08(h)(2) of Regulation S-X.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure in Note 15 of the Company’s consolidated financial statements accordingly.

Note - 20 Subsequent Events, page F-29

26.	You disclose that you have evaluated all events or transactions that have occurred after March 31, 2023, up through the date you issued the audited consolidated financial statements. Please revise to include the date those financial statements were issued. Refer to ASC 855-10-50-1.

RESPONSE: The Company notes the Staff’s comment and has revised its disclosure in Note 20 of the Company’s consolidated financial statements accordingly.

Exhibits

27.	Please tell us whether you intend to file the lease for the principal executive office and warehouse located in Singapore. We note your risk factor that you depend on your main facility in Singapore. See Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company intends to file the leases for its principal executive office and warehouse located in Singapore, and such leases have been reflected in the Exhibit Index in the Amendment.

General

28.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: To date, no such written communications have been presented to potential investors. However, if such written communications are presented to potential investors in connection with this offering in reliance of Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will supplementally provide to the Staff, under separate cover, copies of all such written communications, as defined in Rule 405 under the Securities Act.

***

iOThree Limited

December 6, 2023

Please note that the Company has included certain changes in the Amendment other than those in response to the Staff’s comments, such as correcting scrivener’s errors in the sections entitled “History of Securities Issuances” and “Status as a Controlled Company and Foreign Private Issuer”.

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Marc Adesso, Esq.

Akerman LLP

cc:	Eng Chye Koh
Chief Executive Officer

Fui Chu Lo
Chief Financial Officer